04002491

TED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 25 2004

503

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50043

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2003 (MM/DD/YY) AND ENDING 12-31-03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAROLINA SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3737 Glenwood Ave. Suite 100
(No. and Street)

Raleigh (City) NC (State) 27622 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW G. BURCH 919-573-6175
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McMillan Pate & Co. LLP
(Name – *if individual, state last, first, middle name*)

615 Oberlin Rd. (Address) Raleigh (City) NC (State) 27605 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew George Burch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carolina Securities, Inc., as of 12-31-03, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
CANDICE O. STALLINGS
NOTARY PUBLIC - NORTH CAROLINA
WAKE COUNTY
My Comm. Expires May 9, 2006

Candice O. Stallings
Notary Public

Andrew G. Burch
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McMILLAN, PATE & COMPANY, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
615 OBERLIN ROAD, SUITE 200
RALEIGH, NC 27605

Independent Auditors' Report

Board of Directors
Carolina Securities, Inc.

We have audited the accompanying statement of financial condition of Carolina Securities, Inc. as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carolina Securities, Inc. at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McMillan, Pate & Company, LLP

February 5, 2004

CAROLINA SECURITIES, INC.
Statement of Financial Condition
December 31, 2003

Assets		
Cash	$	13,196
	$	13,196
Liabilities and Stockholder's Equity		
Income taxes payable	$	15
Stockholders' equity:		
Common stock, par value $.01 per share; authorized 100,000 shares, issued and outstanding 200 shares		2
Additional paid-in capital		8,117
Retained earnings		5,062
Total stockholders equity		13,181
	$	13,196

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Income
for the year ended December 31, 2003

Revenues:		
Investment advisory fees	$	44,500
Interest and dividends		45
Total revenues		44,545
Expenses:		
Management fee		37,600
General and administrative		6,856
Interest		18
Total expenses		44,474
Income before income taxes		71
Provision for income taxes		15
Net income	$	56

The accompanying notes are an integral
part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Changes in Stockholder's Equity
for the year ended December 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at December 31, 2002	200	$ 2	$ 8,117	$ 5,006	$ 13,125
Net income	-	-	-	56	56
Balances at December 31, 2003	200	$ 2	$ 8,117	$ 5,062	$ 13,181

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Statement of Cash Flows
for the year ended December 31, 2003

Cash flows from operating activities		
Net income	$	56
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in operating liabilities:		
Income taxes payable		(285)
Net cash used in operating activities		(229)
Net decrease in cash		(229)
Cash at beginning of year		13,425
Cash at end of year	$	13,196
Supplemental disclosure of cash payments for:		
Interest	$	18
Income taxes	$	926

The accompanying notes are an integral part of the financial statements.

CAROLINA SECURITIES, INC.
Notes to Financial Statements
December 31, 2003

1. ORGANIZATION AND NATURE OF BUSINESS

Carolina Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a North Carolina corporation formed on January 22, 1996. NASD requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(2)(i). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" and "Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission" are not applicable.

The Company primarily serves in an advisory capacity for corporate finance activities and provides investment and management advisory services to corporations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments and money market funds purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2003 there were no cash equivalents.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due utilizing currently enacted tax laws and rates.

Revenue Recognition

Investment advisory fees are recognized as earned pursuant to the terms of the contracts.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. INCOME TAXES

The provision for income taxes consists of:

Current expense:	
Federal	$ 10
State	5
Total	$ 15

4. SUBORDINATE LIABILITIES

The Company had no existing subordinated liabilities during 2003. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

5. CHANGE IN OWNERSHIP

On December 30, 2003, the Board of Directors of CrossBridge Capital Partners, LLC (Crossbridge), the parent company, authorized the transfer of all 200 shares of common stock to an individual in exchange for his minority ownership interest in CrossBridge. As a result of this transfer, the Company was no longer a wholly owned subsidiary of CrossBridge as of December 31, 2003.

6. TRANSACTIONS WITH RELATED PARTIES

In 2003, the Company paid CrossBridge a management fee totaling $37,600 for employee services and office related expenses.

CAROLINA SECURITIES, INC.
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003

Net Capital:		
Total stockholder's equity	$	13,181
Deduct stockholder's equity not allowable for net capital		-
Total stockholder's equity qualified for net capital		13,181
Add:		
Subordinated borrowings allowable in computation of net capital		-
Total capital and allowable subordinated borrowings		13,181
Deductions and/or charges:		
Nonallowable assets		-
Net capital before haircuts on securities positions		
Haircuts on securities		-
Net capital		13,181
Computation of basic net capital requirement:		
Minimum dollar net capital requirement		5,000
Excess net capital	$	8,181

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2003)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	13,196
Audit adjustment for income tax accrual		(15)
Net capital per above	$	13,181